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File No. 1-11284

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Noranda Inc.
(Translation of registrant's name into English)

181 Bay Street, Suite 4100, P.O. Box 755, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: November 25, 2002	By:	"Julie Galloway" Julie Galloway Associate General Counsel and Corporate Secretary

Exhibits

4.28	Press Release dated November 21, 2002 — Striking Workers at Noranda's Copper Smelter Vote 73% to Reject Company's Offer
4.29	Press Release dated November 22, 2002 — Progress Report on the Magnola Magnesium Plant

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SIGNATURES